Exhibit 1
                                                                       ---------

FOR IMMEDIATE RELEASE                                              13 April 2007


                              WPP GROUP PLC ("WPP")

                    Research International acquires TRU in US



WPP announces that its wholly-owned operating company Research International, a leading custom market research network, has acquired the business of Teenage Research Unlimited, Inc. ("TRU") a specialist in youth research.

Founded in 1982, TRU is based in Northbrook, Illinois and employs 24 people. Clients include Pepsi-Cola, Hewlett Packard, MySpace, Kraft, MTV and Microsoft.

TRU's unaudited revenues for the year ended 31 December 2006 were US$6.1 million, with gross assets at the same date of US$2.4 million.

This investment continues WPP's strategy of developing its networks in fast growing markets and sectors.


Contact:
Feona McEwan, WPP                                       + 44 (0)20 7408 2204
www.wpp.com
-----------